

Tel: 631-501-9600
Fax: 631-501-1885
www.bdo.com

401 Broadhollow Road, Suite 201
Melville, NY 11747

April 25, 2018

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on April 25, 2018, to be filed by FalconStor Software, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP